Exhibit 99.2

JE Cleantech Holdings Limited Announces Share Consolidation/Reverse Stock Split to Regain NASDAQ Compliance

SINGAPORE - (NewMediaWire) - November 1, 2023 - (ACN Newswire) - JE Cleantech Holdings Limited (NASDAQ: JCSE) (“JE Cleantech” or the “Company”), a Singapore-headquartered cleantech company, announced today that it has received formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum bid price requirement under the Nasdaq Listing Rule 5550 (a)(2) for continued listing on The Nasdaq Capital market. The Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum closing bid price of $1.00 per share for at least 10 consecutive business days.

To regain compliance, the Company initiated a 1-for-3 Share Consolidation so that each outstanding ordinary share became 1 share (“Reverse Stock Split”), and the total number of authorized Ordinary Shares was reduced from 15,020,000 to 5,006,666 and the par value per share increased from $0.001 to S$0.003.

Following the Reverse Stock Split, the daily closing bid price of the Company’s ordinary shares remained above $1.00 per share for ten consecutive business days from October 16, 2023 to October 27, 2023. Consequently, the Company is now in compliance with all applicable Nasdaq listing standards and the prior bid price deficiency matter is now closed.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the Company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications, primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high-pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Disclaimer: Forward looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the future effective date and intended effects of the reverse stock split, including whether the reverse stock split will increase the price, marketability, liquidity, and investor appeal of the Company’s Ordinary Shares and the Company’s ability to maintain the listing of its Ordinary Shares on Nasdaq. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “aim,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. These forward-looking statements are based on JCSE’s management’s current expectations and beliefs, as well as assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and JCSE is not under any obligation and expressly disclaims any obligation to update, alter, or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Readers should carefully review the statements set forth in the reports which JCSE has filed or will file from time to time with the Securities and Exchange Commission (the “SEC”).The documents filed by JCSE with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Contact:

Jason Long
Email: enquiry@jecleantech.sg
Tel: +65 63684198
Other number: +65 66029468